SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
Oiltanking Partners, L.P.

(Name of Partnership)
Common Units Representing Limited Partner Interests

(Title of Class of Securities)
678049107

(CUSIP Number)
Carlin G. Conner
President and Chief Executive Officer
OTLP GP, LLC
15631 Jacintoport Blvd.
Houston, Texas 77015
(281) 457-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 19, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	678049 107	Page	2	of	13

1	NAME OF REPORTING PERSON Marquard & Bahls AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,949,901 common units*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

7,949,901 common units*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,949,901 common units*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.9%**

14	TYPE OF REPORTING PERSON

CO
* Marquard & Bahls AG may also be deemed to beneficially own 19,449,901 subordinated units representing limited partner interests in Oiltanking Partners, L.P., which may be converted into common units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Agreement of Limited Partnership of Oiltanking Partners, L. P. The Reporting Person may also be deemed to be the indirect beneficial owner of the 2.0% general partner interest in Oiltanking Partners, L.P.
** Calculation of percentage based on a total of 19,449,901 common units outstanding as of July 19, 2011, the date on which the initial public offering of Oiltanking Partners, L.P. common units closed.

CUSIP No.	678049 107	Page	3	of	13

1	NAME OF REPORTING PERSON Oiltanking GmbH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,949,901 common units*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

7,949,901 common units*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,949,901 units*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.9%**

14	TYPE OF REPORTING PERSON

CO
* Oiltanking GmbH may also be deemed to beneficially own 19,449,901 subordinated units representing limited partner interests in Oiltanking Partners, L.P., which may be converted into common units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Agreement of Limited Partnership of Oiltanking Partners, L.P. The Reporting Person may also be deemed to be the indirect beneficial owner of the 2.0% general partner interest in Oiltanking Partners, L.P.
** Calculation of percentage based on a total of 19,449,901 common units outstanding as of July 19, 2011, the date on which the initial public offering of Oiltanking Partners, L.P. common units closed.

CUSIP No.	678049 107	Page	4	of	13

1	NAME OF REPORTING PERSON Oiltanking Holding Americas, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,949,901 common units*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

7,949,901 common units*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,949,901 common units*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.9%**

14	TYPE OF REPORTING PERSON

Co
* Oiltanking Holding Americas, Inc. may also be deemed to beneficially own 19,449,901 subordinated units representing limited partner interests in Oiltanking Partners, L.P., which may be converted into common units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Agreement of Limited Partnership of Oiltanking Partners, L.P. The Reporting Person may also be deemed to be the indirect beneficial owner of the 2.0% general partner interest in Oiltanking Partners, L.P.
** Calculation of percentage based on a total of 19,449,901 common units outstanding as of July 19, 2011, the date on which the initial public offering of Oiltanking Partners, L.P. common units closed.

CUSIP No.	678049 107	Page	5	of	13

1	NAME OF REPORTING PERSON OTB Holdco, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,368,869 common units*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

4,368,869 common units*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,368,869 units*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.5%**

14	TYPE OF REPORTING PERSON

OO
* OTB Holdco, LLC may also be deemed to beneficially own 8,992,059 subordinated units representing limited partner interests in Oiltanking Partners, L.P., which may be converted into common units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Agreement of Limited Partnership of Oiltanking Partners, L.P.
** Calculation of percentage based on a total of 19,449,901 common units outstanding as of July 19, 2011, the date on which the initial public offering of Oiltanking Partners, L.P. common units closed.

CUSIP No.	678049 107	Page	6	of	13

1	NAME OF REPORTING PERSON OTLP GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.00%**

14	TYPE OF REPORTING PERSON

	OO
* OTLP GP, LLC, the sole general partner of Oiltanking Partners, L.P., owns 793,874 notional general partner units representing a 2.0% general partner interest in Oiltanking Partners, L.P., as well as incentive distribution rights in Oiltanking Partners, L.P., entitling OTLP GP, LLC to receive increasing percentages of quarterly distributions in excess of specified amounts.

CUSIP No. 678049 107
SCHEDULE 13D
     The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this ” Statement”) because, due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Partnership (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “ Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the “ Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit A.
Item 1. Security and Partnership.
     This Statement is being filed with respect to the common units representing limited partner interests (each, a “ Common Unit”) of Oiltanking Partners, L.P. (the “ Partnership”). The address of the principal executive offices of the Partnership is 15631 Jacintoport Blvd., Houston, Texas 77015.
Item 2. Identity and Background
(a) This Statement is filed by:
(i)	Marquard & Bahls AG, a corporation organized under the laws of Germany (“ M&B”);

(ii)	Oiltanking GmbH, a corporation organized under the laws of Germany (“GmbH”);

(iii)	Oiltanking Holding Americas, Inc., a Delaware corporation (“OTA”);

(iv)	OTB Holdco, LLC, a Delaware limited liability company (“OTB Holdco”); and

(v)	OTLP GP, LLC, a Delaware limited liability company (“ General Partner” and together with M&B, GmbH, OTA and OTB Holdco, the “ Reporting Persons”).
     All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
     M&B owns 100% of the equity interests of GmbH, and GmbH owns 100% of the equity interests of OTA. OTA controls the management of OTB Holdco, and directly and indirectly owns 100% of the equity interests in OTB Holdco. OTA also directly owns 100% of the equity interests in the General Partner. OTA is a limited partner of the Partnership, with common units and subordinated units representing limited partner interests in the Partnership (“ subordinated units”) representing a 35.4% limited partner interest. OTB Holdco is a limited partner of the Partnership with common and subordinated units representing a 33.7% limited partner interest. The General Partner holds notional general partner units representing a 2.0% general partner interest and the incentive distribution rights in the Partnership (the “ Incentive Distribution Rights”).
     OTA is the record holder of 3,581,032 common units of the Partnership. OTB Holdco is the record holder of 4,368,869 common units of the Partnership.
(b) The business address of OTA, OTB Holdco and the General Partner is 15631 Jacintoport Blvd., Houston, Texas 77015. The business address of M&B and GmbH is Admiralitaetstrasse 55, 20459 Hamburg, Germany.
(c) The principal business of:
(i)	M&B is to hold equity interests in its subsidiaries which engage in three core activities: (A) oil trading, (B) aviation fueling and (C) storage and terminaling of crude oil, refined petroleum

CUSIP No. 678049 107
products, chemicals and gases;

(ii)	GmbH is to operate as a global independent storage provider for crude oil, refined products, liquid chemicals and gases, through its operating subsidiaries;

(iii)	OTA is to operate GmbH’s terminaling and storage operations in the North American region, including through its ownership of limited partner interests in the Partnership;

(iv)	OTB Holdco is to hold limited partner interests in the Partnership; and

(v)	the General Partner is to hold general partner interests and Incentive Distribution Rights in the Partnership and to manage the business and affairs of the Partnership.
(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Not applicable.
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule 1 as a director or executive officer of M&B, GmbH, OTA or OTB Holdco has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Sources and Amount of Funds or Other Consideration
     On July 19, 2011, in connection with the closing of the Partnership’s initial public offering (the “ IPO”), the following transactions, among others, occurred pursuant to the Contribution, Conveyance and Assumption Agreement by and among the Partnership, the General Partner, OTA, OTB Holdco, Oiltanking Beaumont GP, L.L.C. (“ OTB LLC”), Oiltanking Beaumont Partners, L.P. (“ OTB”), OTB GP, LLC (“ OTB GP”), Oiltanking Houston, L.P. (“ OTH”) and OTH GP, LLC (“ OTH GP”) (the “ Contribution Agreement”):
•	OTA agreed to assign and contribute (on behalf of the General Partner) a portion of its limited partner interest in OTH with a value equal to 2% of the equity value of the Partnership immediately after the Effective Time to the Partnership, in exchange for (i) the issuance of 793,874 notional general partner units in the Partnership to the General Partner, representing a continuation of its 2% general partner interest in the Partnership and (ii) the issuance of the Incentive Distribution Rights to the General Partner;

•	OTA agreed to assign and contribute its remaining limited partner interest in OTH and its 100% member interest in OTH GP to the Partnership in exchange for (i) 3,581,032 Common Units, (ii) 10,457,842 Subordinated Units and (iii) a right to receive a distribution from the Partnership, in whole or in part reimbursing OTA for pre-formation capital expenditures with respect to the OTH Assets; and

•	OTB Holdco agreed to assign and contribute its 100% member interest in OTB GP and its 99% limited partner interest in OTB to the Partnership in exchange for (i) 4,368,869 Common Units, (ii) 8,992,059

CUSIP No. 678049 107
Subordinated Units and (iii) a right to receive a distribution from the Partnership, in whole or in part reimbursing OTB Holdco for pre-formation capital expenditures with respect to the OTB Assets.
     Upon the termination of the subordination period as set forth in the Partnership’s First Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement"), the subordinated units are convertible into common units on a one-for-one basis.
Item 4. Purpose of Transaction
     The Reporting Persons acquired the common units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of common units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the common units, general economic conditions, stock market conditions and other future developments.
     The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
     (a) The subordinated units owned of record by OTA and OTB Holdco are convertible into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. The Partnership may grant unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights and substitute awards to employees and directors of the General Partner and its affiliates pursuant to the Partnership’s Long-Term Incentive Plan adopted by the General Partner. The Partnership may acquire common units to issue pursuant to the Long-Term Incentive Plan on the open market, directly from the Partnership, from other Reporting Persons, or otherwise.
     (b) None.
     (c) None.
     (d) The General Partner has sole responsibility for conducting the Partnership’s business and for managing its operations and is ultimately controlled by OTA. Some of OTA’s executive officers and directors will also serve as executive officers or directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Partnership’s unitholders. As the General Partner’s sole member, OTA has the right to elect the General Partner’s entire board of directors. The Reporting Persons, however, have no current intention of changing the board of directors or management of the General Partner, other than to appoint additional independent directors to comply with the transition rules for newly-listed companies on the New York Stock Exchange.
     (e) The Reporting Persons, as direct and indirect owners of the General Partner of the Partnership, may cause the Partnership to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of changing the present capitalization or dividend policy of the issuer.
     (f) None.
     (g) None.
     (h) None.
     (i) None.
     (j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the common units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Partnership, anticipated future

CUSIP No. 678049 107
developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Partnership in the open market, in privately negotiated transactions (which may be with the Partnership or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Partnership or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Partnership.
     (a) — (b) The aggregate number and percentage of shares of Common Units beneficially owned by the Reporting Persons (on the basis of a total of 19,449,901 Common Units issued and outstanding as of the closing of the IPO) are as follows:

M&B
(a)	Amount beneficially owned: 7,949,901		Percentage: 40.9%
(b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 7,949,901
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 7,949,901

GmbH
(a)	Amount beneficially owned: 7,949,901		Percentage: 40.9%
(b)	Number of shares to which the Reporting Person has:
	v.	Sole power to vote or to direct the vote: 0
	vi.	Shared power to vote or to direct the vote: 7,949,901
	vii.	Sole power to dispose or to direct the disposition of: 0
	viii.	Shared power to dispose or to direct the disposition of: 7,949,901

OTA
(a)	Amount beneficially owned: 7,949,901		Percentage: 40.9%
(b)	Number of shares to which the Reporting Person has:
	ix.	Sole power to vote or to direct the vote: 0
	x.	Shared power to vote or to direct the vote: 7,949,901
	xi.	Sole power to dispose or to direct the disposition of: 0
	xii.	Shared power to dispose or to direct the disposition of: 7,949,901

OTB Holdco
(a)	Amount beneficially owned: 4,368,869		Percentage: 22.5%
(b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 4,368,869
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 4,368,869

General Partner
(a)	Amount beneficially owned: 0		Percentage: 0.0%
(b)	Number of shares to which the Reporting Person has:
	v.	Sole power to vote or to direct the vote: 0
	vi.	Shared power to vote or to direct the vote: 0
	vii.	Sole power to dispose or to direct the disposition of: 0
	viii.	Shared power to dispose or to direct the disposition of: 0
     Each of M&B, GmbH and OTA may also be deemed to beneficially own (i) 19,449,901 subordinated units, which may be converted into common units on a one-for-one basis (or, in certain circumstances, at a ratio that may be

CUSIP No. 678049 107
less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement, (ii) the 2.0% general partner interest in the Partnership and (iii) the Incentive Distribution Rights.
     OTB Holdco, LLC may also be deemed to beneficially own 8,992,059 subordinated units, which may be converted into common units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.
     The General Partner may also be deemed to beneficially own (i) the 2.0% general partner interest in the Partnership and (ii) the Incentive Distribution Rights.
     (c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the common units during the past 60 days.
     (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Partnership.
     The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.
Partnership Agreement
     The General Partner, as the sole general partner of the Partnership, and OTA, as the initial limited partner of the Partnership, are party to the Partnership Agreement.
     Cash Distributions
     The Partnership’s cash distribution policy will require it to pay cash distributions at an initial distribution rate of $0.3375 per common unit per quarter ($1.35 per common unit on an annualized basis) to the extent the Partnership has sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to its general partner and its affiliates. The Partnership calls this quarterly distribution amount the “minimum quarterly distribution,” and the Partnership’s ability to pay it is subject to various restrictions and other factors. The Partnership will adjust the minimum quarterly distribution for the period from the closing of the Offering through September 30, 2011, based on the actual length of that period.
     The Partnership Agreement requires the Partnership to distribute, at the end of each quarter, all of its cash on hand, less reserves established by the General Partner. The Partnership refers to this amount as “ available cash.” The Partnership Agreement requires that the Partnership distribute all of its available cash each quarter in the following manner:
•	first, 98% to the holders of common units and 2% to the General Partner, until each common unit has received a minimum quarterly distribution of $0.3375 plus any arrearages from prior quarters;
•	second, 98% to the holders of subordinated units and 2% to the General Partner, until each subordinated unit has received a minimum quarterly distribution of $0.3375; and

CUSIP No. 678049 107
•	third, 98% to all unitholders, pro rata, and 2% to the General Partner, until each unit has received a distribution of $0.38813.
               If cash distributions to the unitholders exceed $0.38813 per unit in any quarter, the General Partner will receive, in addition to distributions on its 2% general partner interest, increasing percentages, up to 48%, of the cash the Partnership distributes in excess of that amount. The rights to receive these distributions are referred to as Incentive Distribution Rights.
               Conversion of Subordinated Units
               The principal difference between the common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution until the common units have received the minimum quarterly distribution of $0.3375 plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.
               The subordination period will end on the first business day after the Partnership has earned and paid at least (1) $1.35 (the minimum quarterly distribution on an annualized basis) on each outstanding common unit and subordinated unit and the corresponding distribution on the General Partner’s 2.0% interest for each of three consecutive, non-overlapping four-quarter periods ending on or after September 30, 2014 or (2) $2.025 (150.0% of the annualized minimum quarterly distribution) on each outstanding common unit and subordinated unit and the corresponding distributions on the General Partner’s 2.0% interest and the related distribution on the Incentive Distribution Rights for the four-quarter period immediately preceding that date, in each case provided there are no arrearages on the common units at that time.
               When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and thereafter no common units will be entitled to arrearages.
               Issuance of Additional Units
               The Partnership Agreement authorizes the Partnership to issue an unlimited number of units on terms determined by the General Partner without unitholder approval.
               Limited Voting Rights
               The General Partner controls the Partnership and the unitholders have only limited voting rights. Unitholders have no right to elect the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Partnership’s units, including units owned by the General Partner and its affiliates. Because M&B indirectly owns 100% of the interests in the General Partner, it has the ability to prevent the General Partner’s involuntary removal
               Limited Call Right
               If at any time the General Partner and its affiliates own more than 80% of the outstanding common units, the General Partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by the General Partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed.
               Registration Rights
               The Partnership has agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other limited partner interests proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of the General Partner. The Partnership is obligated to pay all expenses incidental to the registration, excluding underwriting discounts

CUSIP No. 678049 107
The General Partner’s Limited Liability Company Agreement
     Under the First Amended and Restated Limited Liability Company Agreement of the General Partner (the “ GP LLC Agreement”), OTA has the right to elect the members of the board of directors of the General Partner.
     To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Partnership.
     References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Partnership’s current report on Form 8-K filed with the Commission on July 19, 2011 which is incorporated in its entirety in this Item 6. References to, and descriptions of, the GP LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement filed as Exhibit 3.2 to the Partnership’s current report on Form 8-K filed with the Commission on July 19, 2011, which is incorporated in its entirety in this Item 6.
Item 7. Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement (filed herewith).

Exhibit B	First Amended and Restated Agreement of Limited Partnership of Oiltanking Partners, L.P. (attached as Exhibit 3.1 to the Partnership’s current report on Form 8-K (File No. 001-35230) filed with the Commission on July 19, 2011 and incorporated herein by reference).

Exhibit C	First Amended and Restated Limited Liability Company Agreement of OTLP GP, LLC (attached as Exhibit 3.2 to the Partnership’s current report on Form 8-K (File No. 001-35230) filed with the Commission on July 19, 2011 and incorporated herein by reference).

Exhibit D	Contribution, Conveyance and Assumption Agreement by and among Oiltanking Partners, L.P., OTLP GP, LLC, Oiltanking Holding Americas, Inc., OTB Holdco, LLC, Oiltanking Beaumont GP, L.L.C., Oiltanking Beaumont Partners, L.P., OTB GP, LLC, Oiltanking Houston, L.P. and OTH GP, LLC dated July 19, 2011 (attached as Exhibit 10.1 to the Partnership’s current report on Form 8-K (File No. 001-35230) filed with the Commission on July 19, 2011 and incorporated herein by reference).

SIGNATURES
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2011	Name: MARQUARD & BAHLS AG
	By:	/s/ Detlef Arlt
		Name:	Detlef Arlt
		Title:	Director of Human Resources

	By:	/s/ Stefan Kaiser
		Name:	Stefan Kaiser
		Title:	Head of IT

OILTANKING GMBH
	By:	/s/ Rutger van Thiel
		Name:	Rutger van Thiel
		Title:	Managing Director

OILTANKING HOLDING AMERICAS, INC.
	By:	/s/ Carlin G. Conner
		Name:	Carlin G. Conner
		Title:	President and Chief Executive Officer

OTB HOLDCO, LLC
	By:	/s/ Carlin G. Conner
		Name:	Carlin G. Conner
		Title:	President and Chief Executive Officer

OILT GP, LLC
	By:	/s/ Carlin G. Conner
		Name:	Carlin G. Conner
		Title:	President and Chief Executive Officer

Schedule I
Maruard & Bahls AG
Directors of Supervisory Board
Hellmuth Weisser
c/o Marquard & Bahls AG
Admiralitaetstrasse 55, 20459, Hamburg, Germany
Principal Occupation: Chairman of Supervisory Board, Marquard & Bahls AG
Citizenship: Germany
Amount Beneficially Owned: 0
Rolf Kirchfeld
c/o Marquard & Bahls AG
Admiralitaetstrasse 55, 20459, Hamburg, Germany
Principal Occupation: Vice Chairman of Supervisory Board, Marquard & Bahls AG
Citizenship: Germany
Amount Beneficially Owned: 0
A. Wim Lokhorst
c/o Marquard & Bahls AG
Admiralitaetstrasse 55, 20459, Hamburg, Germany
Principal Occupation: Member of Supervisory Board, Marquard & Bahls AG
Citizenship: The Netherlands
Amount Beneficially Owned: 0
Benedikt Niemeyer
c/o Marquard & Bahls AG
Admiralitaetstrasse 55, 20459, Hamburg, Germany
Principal Occupation: Chief Executive Officer of Schmolz + Bickenbach AG
Citizenship: Germany
Amount Beneficially Owned: 0
Members of Executive Board
Dr. Christian Flach
c/o Marquard & Bahls AG
Admiralitaetstrasse 55, 20459, Hamburg, Germany
Principal Occupation: Chief Executive Officer, Marquard & Bahls AG
Citizenship: Germany
Amount Beneficially Owned: 0
Dr. Claus-Georg Nette
c/o Marquard & Bahls AG
Admiralitaetstrasse 55, 20459, Hamburg, Germany
Principal Occupation: Chief Financial Officer, Marquard & Bahls AG
Citizenship: Germany
Amount Beneficially Owned: 0
Executive Officers (Prokuristen)
Klaus-Dieter Frose
c/o Marquard & Bahls AG
Admiralitaetstrasse 55, 20459, Hamburg, Germany
Principal Occupation: Director of Finance, Marquard & Bahls AG

Citizenship: Germany
Amount Beneficially Owned: 0
Santokh Advani
c/o Marquard & Bahls AG
Admiralitaetstrasse 55, 20459, Hamburg, Germany
Principal Occupation: Head of Tax and Accounting, Marquard & Bahls AG
Citizenship: Germany
Amount Beneficially Owned: 0
Detlef Arlt
c/o Marquard & Bahls AG
Admiralitaetstrasse 55, 20459, Hamburg, Germany
Principal Occupation: Head of Human Resources, Marquard & Bahls AG
Citizenship: Germany
Amount Beneficially Owned: 0
Bruno Schulwitz
c/o Marquard & Bahls AG
Admiralitaetstrasse 55, 20459, Hamburg, Germany
Principal Occupation: Director of GMA (laboratory division), Marquard & Bahls AG
Citizenship: Germany
Amount Beneficially Owned: 0
Stefan Kaiser
c/o Marquard & Bahls AG
Admiralitaetstrasse 55, 20459, Hamburg, Germany
Principal Occupation: Head of IT, Marquard & Bahls AG
Citizenship: Germany
Amount Beneficially Owned: 0
Jörg Heide
c/o Marquard & Bahls AG
Admiralitaetstrasse 55, 20459, Hamburg, Germany
Principal Occupation: Head of Finance and Administration (natGAS AG), Marquard & Bahls AG
Citizenship: Germany
Amount Beneficially Owned: 0
Oiltanking GmbH
Managing Director
Rutger van Thiel
c/o Oiltanking GmbH
Admiralitaetstrasse 55, 20459, Hamburg, Germany
Principal Occupation: Managing Director, Oiltanking GmbH
Citizenship: The Netherlands
Amount Beneficially Owned: 0
Executive Officers (Prokuristen)
Kapil K. Jain
c/o Oiltanking Partners, L.P.
15631 Jacintoport Blvd., Houston, Texas 77015
Principal Occupation: Head of Finance and Administration, Oiltanking GmbH
Citizenship: India
Amount Beneficially Owned: 0

Martijn van Koolwijk
c/o Oiltanking GmbH
Admiralitaetstrasse 55, 20459, Hamburg, Germany
Principal Occupation: General Manager. Europe and Americas, Oiltanking GmbH
Citizenship: The Netherlands
Amount Beneficially Owned: 0
James Flannan Browne
c/o Oiltanking GmbH
Admiralitaetstrasse 55, 20459, Hamburg, Germany
Principal Occupation: Head of Legal and Insurance, Oiltanking GmbH
Citizenship: USA
Amount Beneficially Owned: 0
Manfred Niemann
c/o Oiltanking GmbH
Admiralitaetstrasse 55, 20459, Hamburg, Germany
Principal Occupation: Head of Engineering, Oiltanking GmbH
Citizenship: Germany
Amount Beneficially Owned: 0
Klaus-Dieter Froese
(See above)
Jan P. Vogel
c/o Oiltanking Holding Americas, Inc.
15631 Jacintoport Blvd., Houston, Texas 77015
Principal Occupation: Vice President of Corporate Affairs and Strategic Planning of Oiltanking Holding Americas, Inc.
Citizenship: Germany
Amount Beneficially Owned: 9,500
Oiltanking Holdings America, Inc.
Directors
Martijn van Koolwijk
(See above)
James Flannan Browne
(See above)
Carlin G. Conner
c/o Oiltanking Holding Americas, Inc.
15631 Jacintoport Blvd., Houston, Texas 77015
Principal Occupation: Chief Executive Officer of OTLP GP, LLC and Oiltanking Holding Americas, Inc.
Citizenship: USA
Amount Beneficially Owned: 12,000
Executive Officers
Carlin G. Conner
(See above)
Kenneth F. Owen
c/o Oiltanking Holding Americas, Inc.
15631 Jacintoport Blvd., Houston, Texas 77015

Principal Occupation: Chief Financial Officer of OTLP GP, LLC and Oiltanking Holding Americas,Inc.
Citizenship: USA
Amount Beneficially Owned: 7,500
Jan P. Vogel
(See above)
Robert McCall
c/o Oiltanking Holding Americas, Inc.
15631 Jacintoport Blvd., Houston, Texas 77015
Principal Occupation: Vice President — Marketing and Sales of OTLP GP, LLC and Oiltanking Holding Americas, Inc.
Citizenship: USA
Amount Beneficially Owned: 2,000
Kim M. Ivy
c/o Oiltanking Holding Americas, Inc.
15631 Jacintoport Blvd., Houston, Texas 77015
Principal Occupation: Vice President, Oiltanking Holding Americas, Inc.
Citizenship: USA
Amount Beneficially Owned: 2,000
OTB Holdco, LLC
Directors
Martijn van Koolwijk
(See above)
James Flannan Browne
(See above)
Carlin G. Conner
(See above)
Executive Officers
Carlin G. Conner
(See above)
Kenneth F. Owen
(See above)
Jan P. Vogel
(See above)
Robert McCall
(See above)
Kevin Campbell
c/o Oiltanking Partners, L.P.
15631 Jacintoport Blvd., Houston, Texas 77015
Principal Occupation: Vice President of Operations, OTLP GP, LLC
Citizenship: USA
Amount Beneficially Owned: 100
OTLP GP, LLC

Directors
Carlin G. Conner
(See above)
David L. Griffis
c/o Oiltanking Partners, L.P.
15631 Jacintoport Blvd., Houston, Texas 77015
Principal Occupation: Shareholder, Crain, Caton & James P.C.
Citizenship: USA
Amount Beneficially Owned: 6,250
Kapil K. Jain
(See above.)
Rutger van Thiel
(See above.)
Gregory C. King
c/o Oiltanking Partners, L.P.
15631 Jacintoport Blvd., Houston, Texas 77015
Principal Occupation: Retired; Director of OTLP GP, LLC and Range Fuels, Inc.
Citizenship: USA
Amount Beneficially Owned: 10,000
Executive Officers
Carlin G. Conner
(See above)

Kenneth F. Owen
(See above)
Kevin L. Campbell
(See above)
Robert McCall
(See above)
Jan P. Vogel
(See above)